Inside Barclays Bank PLC

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Barclays Bank PLC is the principal subsidiary of Barclays PLC, one of the largest financial services companies in the world. Operating in more than 50 countries and with over 134,000 permanent employees, Barclays provides banking, investment banking, and asset management services for over 27 million customers and clients globally.

FACTS ABOUT BARCLAYS

- Based in the UK, Barclays maintains a large global presence across Europe, the United States, Africa, and Asia.
- Barclays has been involved in banking for over 300 years, making it one of the most established financial services companies in the world.
- By market capitalization, Barclays is one of the largest financial services companies in the world.
- In the U.S., Barclays maintains significant operations in two businesses: Barclays Capital, one of the world's fastest growing investment banks; and Barclays Global Investors, the largest money manager in the United States[1].

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CREDIT PROFILE

Barclays is highly capitalized with a balance sheet of over £1.23 trillion[2] and views its strong credit rating and disciplined approach to capital management as a source of competitive advantage. The lowest rating Barclays Bank PLC has had in the past 20 years is AA/Aa2/AA.

Current credit ratings

Rating agency	Long-term rating
Standard & Poor's	AA
Moody's	Aa1
Fitch	AA

A credit rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that a credit rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency.